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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016

                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACIFIC POINT SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 E. KATELLA, SUITE 275

(No. and Street)

ANAHEIM   CA   92806-6047

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

(Name – if individual, state last, first, middle name)

4100 NEWPORT PLACE DRIVE, SUITE 600	ANAHEIM	CA	92660
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, __Jerome V. Duhovic__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ , as

of __December 31__ , 20 __16__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOYCE J. WRIGHT
Commission # 2049600
Notary Public - California
Orange County
My Comm. Expires Nov 21, 2017

Signature

Chairman, CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACIFIC POINT SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

PACIFIC POINT SECURITIES, LLC

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statements 3



squarmilner

Certified Public Accountants
and Financial Advisors



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Pacific Point Securities, LLC

We have audited the accompanying statement of financial condition of Pacific Point Securities, LLC (the "Company") as of December 31, 2016, and the related notes to the financial statement (the "financial statement"). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Pacific Point Securities, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

Squar Milner LLP

Newport Beach, California
February 10, 2017

PACIFIC POINT SECURITIES, LLC
Statement of Financial Condition
December 31, 2016

ASSETS

ASSETS

Cash	$	12,664
Deposits		1
Prepaid expenses		3,192
TOTAL ASSETS	$	15,857

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	$	-
COMMITMENTS AND CONTINGENCIES - Note 5		
MEMBERS' EQUITY		15,857
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	15,857

The accompanying notes are an integral part of these financial statement

PACIFIC POINT SECURITIES, LLC
Notes to Financial Statements
For the Year Ended December 31, 2016

NOTE 1 - DESCRIPTION OF BUSINESS

Pacific Point Securities, LLC (the "Company") is a managing broker-dealer of private placement of securities in oil and gas, real estate, debt and other direct participation programs. The Company was formed in the State of Nevada on April 7, 2009. Per the Company's Operating Agreement (the "Agreement"), the Company shall stay in existence until perpetuity, unless the Company dissolves before such date in accordance with the provisions of the Agreement. The Company's home office is located in Anaheim, California.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices of the Company are as follows:

Basis of presentation - Management believes that the Company's accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

Cash and cash equivalents - The Company considers all highly liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2016.

GAAP requires the disclosure of the fair value, if reasonably obtainable, of the Company's financial instruments. Management believes that the book carrying amounts of the Company's financial instruments include primarily cash. Because of its short-term nature, the carrying amount approximates its fair value as of December 31, 2016. The Company does not have any assets or liabilities that are measured at fair value on a recurring basis and, during the year ended December 31, 2016, did not have any assets or liabilities that were measured at fair value on a nonrecurring basis.

Recognition of revenue and income - Securities transactions are recorded on a settlement basis, generally the third business day following the transaction date. The Company had no revenue for the year ended December 31, 2016.

PACIFIC POINT SECURITIES, LLC
Notes to Financial Statements
For the Year Ended December 31, 2016

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes - A limited liability company is treated as a partnership (pass-through entity) for income tax purposes and is not subject to income taxes. The taxable income or loss of the Company is includible in the individual income tax returns of its members based upon their percentage of ownership. Consequently, only the $800 minimum franchise tax for the State of California has been recorded as a tax and included within other operating expenses in the Statement of Operations. The Company's tax returns remain open for federal examination for three years from the date of filing and four years for the State of California. The Company is not currently under examination by any taxing authority, nor has it been notified of pending examination. The Company follows the provisions of uncertain tax positions as addressed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740, *Income Taxes*. Based on management's evaluation, the Company has no uncertain tax positions at December 31, 2016 that would require recognition in the financial statements. The Company has elected to include interest and penalties related to its tax contingencies in income tax expense. No interest or penalties have been accrued or charged to expense as of and for the year ended December 31, 2016.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 - REGULATORY

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. As of December 31, 2016, the Company had net capital of $12,664 (as defined in Rule 15c3-1) which was $7,664 in excess of its required net capital of $5,000.

NOTE 4 - RELATED PARTIES

Commonality of ownership - Because the Company and other related entities have commonality of ownership and/or management control, the reported operating results and/or financial position of the Company could significantly differ from what would have been obtained if such entities were autonomous.

Administrative services agreement - The Company entered into an administrative services agreement with a related party to provide the Company with accounting and other administrative services. The terms of this agreement call for a monthly service fee of $500 to be paid. For the year ended December 31, 2016, $6,000 has been recorded in connection with this agreement. The administrative and services agreement can be terminated by either party, upon written notice delivered to the other party at least thirty (30) days prior to such termination.

PACIFIC POINT SECURITIES, LLC
Notes to Financial Statements
For the Year Ended December 31, 2016

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such matters are not expected to have a material adverse effect on the Company's financial position or results of operations. Currently the Company is not aware of any active commitments and contingencies as of December 31, 2016.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 10, 2017, the date which the financial statements were available to be issued. No events have occurred which would have a material effect on the financial statements of the Company as of that date.